Exhibit 99.1

Aurora Cannabis Announces Fiscal 2024 Second Quarter Results and Delivers Record Positive Adjusted EBITDA

NASDAQ | TSX: ACB

•	Delivers Record Positive Adjusted EBITDA[1] of $3.4 Million
•	Quarterly Net Revenue[1] rose 30% YoY to $63.4 Million; Strong Growth of 42% in Global Medical Cannabis
•	Net cash position of over $200 Million, Expects to Repay the Remaining US$5.3 Million Balance of Convertible Senior Notes in February 2024
•	Re-Affirms Target of Achieving Positive Free Cash Flow[1] in Calendar Year 2024

EDMONTON, AB, Nov. 9, 2023 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company opening the world to cannabis, today announced its financial and operational results for the second quarter of fiscal year 2024. As the fiscal year 2023 consisted of three quarters, the year-over-year comparison quarter for Q2 2024 ending September 30, 2023, is Q1 2023 ending September 30, 2022.

"This is our strongest fiscal year to date, led by robust net revenue1 growth in our high-margin medical cannabis segment, coupled with positive adjusted EBITDA1 for the fourth consecutive quarter," stated Miguel Martin, Chief Executive Officer of Aurora. "We are experiencing the benefits of diversification across our cannabis and non-cannabis platforms characterized by stability in Canada, record revenue in Europe and Australia, and early success with our most recent acquisition, Bevo Farms."

Mr. Martin continued, "We are also proceeding with capturing $40 million in annualized cost efficiencies during fiscal 2024, in addition to the approximate $400 million savings we delivered over the last three years. By executing on our plan to deliver top-line growth and increased profitability, we are moving closer to reaching our target of positive free cash flow in calendar year 2024."

Mr. Martin added, "Our balance sheet is in a strong net cash position to pursue profitable growth opportunities through M&A, and we will repay the remainder of our US$5.3million of convertible senior notes in February 2024. The combination of industry leading margins, a strong balance sheet and a proven track record of execution, point to Aurora's best days laying squarely ahead."

Second Quarter 2024 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q2 2024, Q1 2024, and Q1 2023 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $63.4 million, as compared to $48.6 million in the prior year period. The increase from the prior period is mainly due to growth in our global medical cannabis business and quarterly revenue in our plant propagation business.

[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.

Excluding the impact of the non-core bulk wholesale, adjusted gross margin before fair value adjustments1 on cannabis net revenue1 for Q2 2024 remained strong and steady, and well above the industry average at 55%.

Consolidated adjusted gross margin before fair value adjustments1 was 51% in Q2 2024 (Q1 2023: 51%).  Adjusted gross profit before FV adjustments1 was $32.1 million in Q2 2024 (Q1 2023: $24.3 million), an increase of 32%.

Medical Cannabis:
Medical cannabis net revenue1 was $43.8 million, a 42% increase from the prior year quarter, delivering 69% of Aurora's Q2 2024 consolidated net revenue[1] and 85% of Adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $12.8 million was primarily due to growth in our European business, which benefitted from the introduction of new proprietary high potency cultivars, and higher volumes sold to Australia, a key export market for the Company.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue remained strong at 63% for the three months ended September 30, 2023, as compared to 68% in the prior year period and within the Company's target range of 60% and above. The continuing positive impact of Aurora's new higher-yielding, higher-potency cultivars, in addition to the decision to close our Nordic facility and supply the European markets from our EU GMP facilities in Canada, are expected to further improve margins for our medical business through the remainder of this fiscal year.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $12.0 million, compared to $13.7 million in the prior year quarter. The change is partially due to the exit from the US CBD business, as well as a refocus on supporting premium categories and the timing of new innovation launches.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 27%, increasing by 2% compared to the prior year quarter. The sequential increase is largely due to higher efficiency in production operations and product sales with higher margins relative to the comparative prior periods.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised from the Bevo business, contributing $7.2 million of net revenue1. The seasonality of the current Bevo business delivers 65-75% of its annual revenues in the first half of a calendar year as orders are fulfilled.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 22% for the Q2 2024 period.

Selling, General and Administrative ("SG&A"):
Adjusted SG&A1 was $27.7 million in Q2 2024, which excludes $7.6 million of restructuring, non-recurring, and out-of-period costs. Adjusted SG&A1continue to be well controlled and in line with the Company's current target of $30 million.

Adjusted R&D1, was $0.9 million in Q2 2024, which is relatively consistent as compared to the prior year quarter.

Net Income / Loss:
Net income from continuing operations for the three months ended September 30, 2023 was $0.3 million compared to a net loss of $45.5 million for the same period in the prior year. The decrease in net loss of $45.7 million from the comparative prior year quarter was primarily attributable to an increase in gross profit of  $33.5 million, an increase in other income of $19.1 million, and a decrease in G&A expense of $6.1 million.

Adjusted EBITDA:
Adjusted EBITDA1 was $3.4 million for the three months ended September 30, 2023, as compared to a loss of $6.2 million in the prior year quarter. The significant improvement in Adjusted EBITDA is primarily attributable to higher adjusted gross profits before fair value adjustments of $7.7 million, and reduction in adjusted SG&A and R&D expenses of $2.1 million.

Fiscal Q3 2024 Expectations:

In Q3 fiscal 2024

•	The Company expects cannabis net revenue[1] to be largely similar to fiscal Q2 2024, with the geographical mix slightly weighted further towards the international medical segment.
•	For plant propagation, we expect to see seasonally reduced revenues and gross profit in fiscal Q3 2024 that will be consistent with fiscal Q2 2024 and in line with historical performance.

Aurora's achievement of significant and sustainable operating cost and SG&A reductions has now resulted in four consecutive quarters with positive Adjusted EBITDA. This has paved the path towards positive free cashflow in calendar year 2024.

During the three months ended September 30, 2023, the Company settled approximately $41.2 million (US$30.5 million) aggregate principal amount of convertible senior notes, with the issuance of 53,901,522 Common Shares.

Subsequent to September 30, 2023, the Company repurchased approximately $23.1 million (US$17.0 million) aggregate principal amount of convertible senior notes, for aggregate consideration, including accrued interest, of approximately $23.2 million (US$17.1 million). The remaining convertible debenture balance as of the date hereof is approximately $7.3 million (US$5.3 million) and is expected to be settled at or prior to maturity.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Three months ended
	September 30, 2023	September 30, 2022(6)	$ Change	% Change	June 30, 2023(6)	$ Change	% Change
Financial Results
Total net revenue (1)(2a)	$63,418	$48,648	$14,770	30%	$75,033	($11,615)	(15%)
Medical cannabis net revenue (1)(2a)	$43,816	$30,950	$12,866	42%	$41,615	$2,201	5%
Consumer cannabis net revenue (1)(2a)	$11,959	$13,713	($1,754)	(13%)	$13,143	($1,184)	(9%)
Plant propagation net revenue (1)(2a)	$7,154	$3,297	$3,857	100%	$19,904	($12,750)	(64%)
Adjusted gross margin before FV adjustments on total net revenue (2b)	51%	51%	N/A	0%	44%	N/A	7%
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	55%	55%	N/A	0%	53%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	63%	68%	N/A	(5%)	61%	N/A	2%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	27%	25%	N/A	2%	28%	N/A	(1%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	22%	16%	N/A	6%	22%	N/A	0%
Adjusted SG&A expense(2d)(5)	$27,742	$29,816	($2,074)	(7%)	$29,038	($1,296)	(4%)
Adjusted R&D expense(2d)	$946	$984	($38)	(4%)	$1,101	($155)	(14%)
Adjusted EBITDA (2c)(5)	$3,398	($6,168)	$9,566	155%	$2,724	$674	25%

Balance Sheet
Working capital (2e,f)	$270,009	$514,193	($244,184)	(47%)	$227,312	$42,697	19%
Cannabis inventory and biological assets (3)	$114,781	$121,776	($6,995)	(6%)	$100,846	$13,935	14%
Total assets	$818,579	$1,169,927	($351,348)	(30%)	$832,188	($13,609)	(2) %

Operational Results - Cannabis
Average net selling price of dried cannabis excluding bulk sales (2g)	$4.75	$5.21	($0.46)	(9%)	$4.80	($0.05)	(1) %
Kilograms sold (4)	13,582	12,165	1,417	12%	15,682	(2,100)	(13) %

(1)	Includes the impact of actual and expected product returns and price adjustments (Q2 2024 - $ - million; Q1 2024 - $0.6 million; Q2 2023 - $0.7 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	(1)	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	(2)	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	a.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	b.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	c.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
	d.	Current Liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
	e.	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q2 2024 - $43.1 million; Q1 2024 - $39.5 million; Q2 2023 - $33.1 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q2 2024 - $4.9 million; Q1 2024 - $4.2 million; Q2 2023 - $4.4 million).
	f.	Current Liabilities includes the current portion of convertible debentures. As at March 31, 2023, the remaining balance of convertible debentures outstanding is included in current liabilities.
	g.	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q2 2024 - $43.1 million; Q1 2024 - $39.5 million; Q2 2023 - $33.1 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q2 2024 - $4.9 million; Q1 2024 - $4.2 million; Q2 2023 - $4.4 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold, net of returns during the period.
(5)	Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Comparative information has been re-presented due to discontinued operations.

Conference Call

Aurora will host a conference call today, Thursday, November 9, 2023, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time | 3:00 p.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Thursday, November 9, 2023
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	Click Herehttps://protect-us.mimecast.com/s/yaOjCkRwrpI30Vn9iQjK5A?domain=viavid.webcasts.com

This weblink has also been posted to the Company's "Investor Info" link at https://auroramj.com/investors under "Events".

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Whistler, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments, and expected SG&A run-rates; ongoing cost efficiencies and the Company's path and timing to achieve positive free cash flow; the Company's ability to deliver profitable results and pursue profitable growth opportunities through M&A; statements under the heading "Fiscal 2024 Expectations" including, but not limited to, those with respect to cannabis and plant propagation revenues, supply for demand in the growing international medical cannabis segment and expectations in the plant propagation segment, including timing for the first sales of orchids from the Sky facility and contributions from the Sun facility; plans to repurchase convertible notes prior to maturity; product innovation; and timing for a conference call to discuss the Q2 fiscal 2024 results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the three months ended September 30, 2023, and 2022 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profile on SEDAR at www.sedarplus.com.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended September 30, 2023
Gross revenue	46,736	16,103	60	62,899	429	7,154	70,482
Excise taxes	(2,920)	(4,144)	-	(7,064)	-	-	(7,064)
Net revenue (1)	43,816	11,959	60	55,835	429	7,154	63,418
Non-recurring net revenue adjustments (4)	-	-	-	-	-	(518)	(518)
Adjusted net revenue	43,816	11,959	60	55,835	429	6,636	62,900
Cost of sales	(23,781)	(13,292)	(81)	(37,154)	(638)	(6,900)	(44,692)
Depreciation	2,726	1,441	8	4,175	69	896	5,140
Inventory impairment and non-recurring costs included in cost of sales (2)(5)	4,632	3,143	19	7,794	151	804	8,749
Adjusted gross profit (loss) before FV adjustments (1)	27,393	3,251	6	30,650	11	1,436	32,097
Adjusted gross margin before FV adjustments (1)	63%	27%	10%	55%	3%	22%	51%

Three months ended June 30, 2023(7)
Gross revenue	43,872	17,352	47	61,271	324	19,904	81,499
Excise taxes	(2,257)	(4,209)	-	(6,466)	-	-	(6,466)
Net revenue(1)	41,615	13,143	47	54,805	324	19,904	75,033
Non-recurring revenue adjustments (4,5)	(598)	(249)		(847)	-	-	(847)
Adjusted net revenue	41,017	12,894	47	53,958	324	19,904	74,186
Cost of sales	(24,581)	(15,970)	(70)	(40,621)	(752)	(18,951)	(60,324)
Depreciation	2,776	1,643	7	4,426	78	870	5,374
Inventory impairment, non-recurring, out-of-period, and market development costs included in cost of sales (2)(3)(4)(6)	5,692	5,010	21	10,723	221	2,501	13,445
Adjusted gross profit (loss) before FV adjustments (1)	24,904	3,577	5	28,486	(129)	4,324	32,681
Adjusted gross margin before FV adjustments (1)	61%	28%	11%	53%	(40%)	22%	44%

Three months ended September 30, 2022(7)
Gross revenue	33,837	17,298	-	51,135	688	3,297	55,120
Excise taxes	(2,887)	(3,585)	-	(6,472)	-	-	(6,472)
Net revenue(1)	30,950	13,713	-	44,663	688	3,297	48,648
Non-recurring net revenue adjustments (4)	-	(752)	-	(752)	-	-	(752)
Adjusted net revenue	30,950	12,961	-	43,911	688	3,297	47,896
Cost of sales	(20,888)	(20,869)	-	(41,757)	(2,291)	(3,225)	(47,273)
Depreciation	2,093	1,936	-	4,029	190	443	4,662
Inventory impairment, out-of-period, and non-recurring adjustments included in cost of sales (2)(4)(6)	8,772	9,151	-	17,923	1,141	-	19,064
Adjusted gross profit (loss) before FV adjustments (1)	20,927	3,179	-	24,106	(272)	515	24,349
Adjusted gross margin before FV adjustments (1)	68%	25%	- %	55%	(40%)	16%	51%

(6)	These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
(3)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(4)	Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
(5)	Non recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company's Sky facility. .
(6)	Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.
(7)	Comparative information has been re-presented due to discontinued operations.

Adjusted EBITDA
Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended			Six months ended
	September 30, 2023	June 30, 2023(6)	September 30, 2022(6)	September 30, 2023	September 30, 2022(6)
Net income (loss) from continuing operations	256	(20,753)	(45,490)	(20,497)	(657,367)
Income tax expense (recovery)	128	96	(11,977)	224	(13,340)
Other income (expense)	(11,431)	5,991	7,646	(5,440)	562,286
Share-based compensation	4,568	2,281	2,863	6,849	6,335
Depreciation and amortization	9,198	8,288	8,090	17,486	26,475
Acquisition costs	563	226	1,914	789	5,634
Inventory and biological assets fair value and impairment adjustments(6)	(4,611)	(3,315)	25,604	(7,926)	34,611
Business transformation related charges (1)	6,801	6,564	9,056	13,365	15,868
Out-of-period adjustments (2)	692	544	467	1,236	2,300
Non-recurring items (3)	(2,766)	2,802	(5,404)	36	710
Markets under development (4)	-	-	1,063	-	2,351
Adjusted EBITDA (5)	3,398	2,724	(6,168)	6,122	(14,137)

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were recast to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Comparative information has been re-presented due to discontinued operations.

Adjusted SG&A
Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Six months ended
($ thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Sales and marketing	12,617	12,677	12,492	25,294	28,549
General and administration	22,744	21,561	28,862	44,305	58,664
Business transformation costs	(6,515)	(4,063)	(8,870)	(10,578)	(15,593)
Out-of-period adjustments	(692)	(544)	(467)	(1,236)	(2,816)
Non-recurring costs	(412)	(593)	(1,138)	(1,005)	(2,354)
Market development costs	-	-	(1,063)	-	(2,351)
Adjusted SG&A (1)	27,742	29,038	29,816	56,780	64,099

(1) Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Adjusted R&D
Adjusted R&D is a Non-GAAP Measure and can be reconciled with research and development expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Six months ended
($ thousands)	September 30, 2023	June 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Research and development	946	1,101	1,170	2,047	3,161
Business transformation costs	-	-	(186)	-	(186)
Adjusted R&D (1)	946	1,101	984	2,047	2,975

(1) Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	September 30, 2023	June 30, 2023	September 30, 2022
Total current assets	387,981	399,311	681,826
Total current liabilities	(117,972)	(171,999)	167,633
Working capital	270,009	227,312	514,193

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:15e 09-NOV-23